Profit and Loss

Sisterhood productions

Date Range: Jun 24, 2020 to Mar 15, 2022

ACCOUNTS	Jun 24, 2020 to Mar 15, 2022
Income	$0.00
Cost of Goods Sold	$0.00
Gross Profit As a percentage of Total Income	**$0.00** 0.00%
Operating Expenses	$191.00
Net Profit As a percentage of Total Income	**-$191.00** 0.00%